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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         MDL INFORMATION SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                               ----------------

                         GOLDEN GATE ACQUISITION CORP.
                             ELSEVIER SCIENCE INC.
                           REED INTERNATIONAL P.L.C.
                                  ELSEVIER NV
                                   (BIDDERS)

                               ----------------

                         COMMON STOCK, $.01 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   55267R102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                              HENRY HORBACZEWSKI
                              REED ELSEVIER INC.
                             275 WASHINGTON STREET
                   NEWTON, MASSACHUSETTS 02158 617-558-4227
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                               ----------------

                                   COPY TO:
                               LARRY W. SONSINI
                               MARTIN W. KORMAN
                       WILSON SONSINI GOODRICH & ROSATI
                              650 PAGE MILL ROAD
                   PALO ALTO, CALIFORNIA 94304 415-493-9300

                               ----------------

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
            TRANSACTION VALUATION                           AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
                $344,579,712                                     $68,915.94

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 * Note: The Transaction Value is calculated by multiplying $32, the per share tender offer price, by 8,782,265, the sum of the number of shares of Common Stock outstanding and the 1,985,851 shares of Common Stock subject to options outstanding.

**  1/50 of 1% of Transaction Value.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:              Filing Party:
      Form of Registration No.             Date Filed:

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

  CUSIP NO. 55267R102


  Name of Reporting Person S.S. or I.R.S. Identification
  No. of Above Person
  1.

  Golden Gate Acquisition Corp.
--------------------------------------------------------------------------------

  2.
  Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

  3.
  SEC Use Only
--------------------------------------------------------------------------------

  Sources of Funds
  4.
  AF
--------------------------------------------------------------------------------

  5.
  Check if Disclosure of Legal Proceedings is Required Pursuant to       [_]
  Items 2(d) or 2(f)

--------------------------------------------------------------------------------

  Citizenship or Place of Organization
  6.
  Delaware

--------------------------------------------------------------------------------

  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  7.
  None
--------------------------------------------------------------------------------

  8.
  Check if the Aggregate Amount in Row (7) Excludes                      [_]
  Certain Shares
--------------------------------------------------------------------------------

  Percent of Class Represented by Amount in Row (7)
  9.
  N/A
--------------------------------------------------------------------------------

  10.
  Type of Reporting Person
  CO


                                     2 of 9

  CUSIP NO. 55267R102


  Name of Reporting Person S.S. or I.R.S. Identification
  No. of Above Person
  1.

  Elsevier Science Inc.
--------------------------------------------------------------------------------

  2.
  Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

  3.
  SEC Use Only
--------------------------------------------------------------------------------

  Sources of Funds
  4.
  WC
--------------------------------------------------------------------------------

  5.
  Check if Disclosure of Legal Proceedings is Required Pursuant to       [_]
  Items 2(d) or 2(f)

--------------------------------------------------------------------------------

  Citizenship or Place of Organization
  6.
  New York

--------------------------------------------------------------------------------

  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  7.
  None
--------------------------------------------------------------------------------

  8.
  Check if the Aggregate Amount in Row (7) Excludes                      [_]
  Certain Shares
--------------------------------------------------------------------------------

  Percent of Class Represented by Amount in Row (7)
  9.
  N/A
--------------------------------------------------------------------------------

  10.
  Type of Reporting Person
  CO


                                     3 of 9

  CUSIP NO. 55267R102


  Name of Reporting Person S.S. or I.R.S. Identification
  No. of Above Person
  1.

  Reed International P.L.C
--------------------------------------------------------------------------------

  2.
  Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

  3.
  SEC Use Only
--------------------------------------------------------------------------------

  Sources of Funds
  4.
  WC
--------------------------------------------------------------------------------

  5.
  Check if Disclosure of Legal Proceedings is Required Pursuant to       [_]
  Items 2(d) or 2(f)

--------------------------------------------------------------------------------

  Citizenship or Place of Organization
  6.
  England

--------------------------------------------------------------------------------

  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  7.
  None
--------------------------------------------------------------------------------

  8.
  Check if the Aggregate Amount in Row (7) Excludes                      [_]
  Certain Shares
--------------------------------------------------------------------------------

  Percent of Class Represented by Amount in Row (7)
  9.
  N/A
--------------------------------------------------------------------------------

  10.
  Type of Reporting Person
  CO


                                     4 of 9

  CUSIP NO. 55267R102


  Name of Reporting Person S.S. or I.R.S. Identification
  No. of Above Person
  1.

  Elsevier NV
--------------------------------------------------------------------------------

  2.
  Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

  3.
  SEC Use Only
--------------------------------------------------------------------------------

  Sources of Funds
  4.
  WC
--------------------------------------------------------------------------------

  5.
  Check if Disclosure of Legal Proceedings is Required Pursuant to       [_]
  Items 2(d) or 2(f)

--------------------------------------------------------------------------------

  Citizenship or Place of Organization
  6.
  The Netherlands

--------------------------------------------------------------------------------

  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  7.
  None
--------------------------------------------------------------------------------

  8.
  Check if the Aggregate Amount in Row (7) Excludes                      [_]
  Certain Shares
--------------------------------------------------------------------------------

  Percent of Class Represented by Amount in Row (7)
  9.
  N/A
--------------------------------------------------------------------------------

  10.
  Type of Reporting Person
  CO


                                     5 of 9

  This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Golden Gate Acquisition Corp., a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Elsevier Science Inc., a New York corporation ("ESI"), and an indirect wholly owned subsidiary of (i) Reed International P.L.C., a corporation organized under the laws of England ("PLC") and (ii) Elsevier NV, a corporation organized under the laws of The Netherlands ("NV") to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of MDL Information Systems, Inc., a Delaware corporation (the "Company") at a price of $32 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated March 28, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is MDL Information Systems, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 14600 Catalina Street, San Leandro, California 94577.

  (b) The class of equity securities being sought is all the outstanding shares of Common Stock, par value $.01 per share, of the Company. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

  (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) and (g) This Statement is filed by Purchaser, ESI, PLC and NV. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser, ESI, PLC and NV and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser, ESI, PLC and NV are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser, ESI, PLC and NV") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

  (e) and (f) During the last five years, none of Purchaser, ESI, PLC or NV and, to the best knowledge of Purchaser, ESI, PLC and NV, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser, ESI, PLC and NV") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser, ESI, PLC and NV"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

                                    6 of 9

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(c) The information set forth in Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

  (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in Section 13 ("Effect of the Offer on the Market for Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser, ESI, PLC and NV") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser, ESI, PLC and NV"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 8 ("Certain Information Concerning Purchaser, ESI, PLC and NV") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in Section 17 ("Employment Agreements") of the Offer to Purchase is incorporated by reference.

  (b) and (c) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (d) Not applicable.

  (e) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase is incorporated herein by reference.

                                    7 of 9

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    99(a)(1) Form of Offer to Purchase dated March 28, 1997.
    99(a)(2) Form of Letter of Transmittal.
    99(a)(3) Form of Notice of Guaranteed Delivery.
    99(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Nominees.
    99(a)(5) Form of Letter to Clients.
    99(a)(6) Form of Guidelines for Certification of Taxpayer Identification
             number on Substitute Form W-9.
    99(a)(7) Summary Advertisement as published in The Wall Street Journal on
             March 28, 1997.
    99(a)(8) Press Release issued by ESI and the Company on March 24, 1997.
      (b)    None.
    99(c)(1) Agreement and Plan of Merger, dated as of March 23, 1997, among
              ESI, Purchaser and the Company.
    99(c)(2) Employment Agreements, dated as of March 23, 1997, between the
              Company and each of Steven D. Goldby, Thomas D. Jones, John J.
              Hanlon and Dan E. Kingman and Proposed Employment Agreement between the Company and John Priestley.
      (d)    None.
      (e)    Not applicable.
      (f)    None.

                                     8 of 9

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 28, 1997

                                          Golden Gate Acquisition Corp.

                                          By:  /s/ Herman P. Spruijt
                                             ------------------------------
                                          Name: Herman P. Spruijt
                                          Title: Chairman

                                          Elsevier Science Inc.

                                          By:  /s/ Herman P. Spruijt
                                             ------------------------------
                                          Name: Herman P. Spruijt
                                          Title: Chairman

                                          Reed International P.L.C.

                                          By:  /s/ Herman J. Bruggink
                                             ------------------------------
                                          Name: Herman J. Bruggink
                                          Title: Director

                                          Elsevier NV

                                          By:  /s/ Herman J. Bruggink
                                             ------------------------------
                                          Name: Herman J. Bruggink
                                          Title: Chairman

                                    9 of 9